UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39805

Qilian International Holding Group Ltd

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

Qilian International Holding Group Limited (the “Company”) held an extraordinary meeting of shareholders at 9:00 a.m. EST on April 19, 2024 at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC. Shareholders of the Company ordinary shares voted by proxy or at the meeting. There were 27,788,572 votes casted, representing approximately 77.73% of the total 35,750,000 outstanding votes and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of March 7, 2024. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The following constitutes the number of votes voted with respect to the approval of the increase of the Company’s authorized share capital, with effect from such date as the board of directors of the Company may determine in its sole discretion, from US$166,667 divided into 100,000,000 ordinary shares of par value US$0.00166667 each (each being an “Ordinary Share”) to US$833,335 divided into 500,000,000 Ordinary Shares of par value US$0.00166667 each (the “Share Capital Increase”).;

For	Against	Abstain
27,737,265	50,021	1,286

Accordingly, the Share Capital Increase has been approved.

2.	The following constitutes the votes with respect to that the approval of, immediately following the Share Capital Increase, the re-designation and re-classification of the Company’s authorized share capital as follows:

(i)       each issued and outstanding Ordinary Share, which is expected to be 35,750,000 Ordinary Shares, be re-designated and re-classified into one Class A ordinary share of par value US$0.00166667 each (each being a “Class A Ordinary Share”);

(ii)       of the remaining authorized but unissued Ordinary Shares:

(a)       50,000,000 Ordinary Shares be re-designated and re-classified into 50,000,000 preferred shares of par value US$0.00166667 each (each being a “Preferred Share”);

(b)       100,000,000 Ordinary Shares be re-designated and re-classified into 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each; and

(c)       each of the remaining authorized but unissued Ordinary Shares, which is expected to be 314,250,000 be re-designated and re-classified into Class A Ordinary Shares of par value US$0.00166667 each, (the “Share Capital Reorganization”), such that following the Share Capital Reorganization, the authorized share capital of the Company shall be US$833,335 divided into 350,000,000 Class A Ordinary Shares of par value US$0.00166667 each, 100,000,000 Class B Ordinary Shares of par value US$0.00166667 each, and 50,000,000 Preferred Shares of par value US$0.00166667 each.

For	Against	Abstain
27,736,965	49,521	2,086

Accordingly, the Share Capital Reorganization has been approved.

3.	The following constitutes the votes with respect to the approval and adoption of a third amended and restated memorandum and articles of association (the “Amended MoA”) to effect the Share Capital Increase, the Share Capital Reorganization and typographical corrections if and to the extent each is effected;

For	Against	Abstain
27,737,039	48,722	2,811

Accordingly, the Amended MoA has been approved and adopted.

The board of directors has unanimously approved that the effective date of the Share Capital Increase, Share Capital Reorganization and the Amended M&A is April 29, 2024.

Home Country Rule Exemption

The Company hereby clarifies the home country rule exemption disclosure to be included in the next Form 20-F for the fiscal year ending September 30, 2024.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

(i)	Nasdaq Listing Rule 5605(b)(1), which requires that at least a majority of a listed company’s board of directors be independent directors;
(ii)	Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present;
(iii)	Nasdaq Listing Rule 5640, which provides that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance; and
(iv)	Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval for certain dilutive events, including:
a.	certain acquisitions in connection with the acquisition of the stock or assets of another company;
b.	an issuance that will result in a change of control of the company;
c.	the establishment or amendment of certain equity-based compensation plans and arrangements; and
d.	certain transactions other than a public offering involving issuances of a 20% or greater interest in the company.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2024

QILIAN INTERNATIONAL HOLDING GROUP LTD

By:	/s/ Zhanchang Xin
Name:	Zhanchang Xin
Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)